

January 23, 2012

Via E-mail
Brian K. Ferraioli
Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana  70809

      **Re:**    **The Shaw Group Inc.**
               **Form 10-K for Fiscal Year Ended August 31, 2011**
               **Filed October 31, 2011**
               **Form 10-Q for Fiscal Quarter Ended November 30, 2011**
               **Filed December 21, 2011**
               **Form 8-K Filed December 21, 2011**
               **Response dated January 11, 2012**
               **File No. 1-12227**

Dear Mr. Ferraioli:

We have reviewed your response letter dated January 11, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2011

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Consolidated Results of Operations, page 31

1.  We note your response to comment 5 in our letter dated December 8, 2011.  Specifically, we note your statement that you only intend to provide project-specific disclosures when a change in estimate results in a loss contract.  In future filings, you should also provide investors with disclosures that sufficiently explain the causes for all changes in estimates that materially impact your operating results, regardless as to whether that change is positive or negative.  In this regard, investors should have been provided with an explanation for the factors causing cost increases for the new-build coal project.  This change in estimate

negatively impacted the power segment's gross profit by $86.8 million.  Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Note 19 – Related Party Transactions, page F-54

2.  In future filings, please disclose the revenues recognized from the contractual arrangements with Westinghouse for each period presented.  Please also disclose the amounts due to Westinghouse.  Please refer to ASC 850-10-50-1 for guidance.

Form 10-Q for Fiscal Quarter Ended November 30, 2011

Item 2. – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Liquidity and Capital Resources, page 51

3.  We note the disclosures you provided in your first quarter of fiscal year 2012 Form 10-Q in response to comment 7 in our letter dated December 8, 2011.  While we understand that without the inclusion of JPY denominated bonds and corresponding interest rate swap working capital would not have been negative, there appears to be other factors impacting your working capital.  In this regard, we note that your working capital excluding the JPY bonds, corresponding interest rate swaps and investment in Westinghouse significantly decreased from $1,196.1 million as of August 31, 2010 to $601.5 million as of August 31, 2011 and only modestly increased to $618.6 million as of November 30, 2011.  In future filings, please provide a more comprehensive discussion and analysis of the movements in working capital.

Form 8-K Filed December 21, 2011

4.  As previously requested in comment 22 in our letter dated December 8, 2011, please present the most comparable US GAAP measure prior to presenting non-GAAP measures.  In this regard, we note that you continue to present EBITDA prior to net income attributable to Shaw.  Also, please present the three major categories of the statement of cash flows when presenting a non-GAAP liquidity measure, such as total adjusted cash.  Please refer to Item 10(e)(1)(i)(a) of Regulation S-K, Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, and Instruction 2 to Item 2.02 of Form 8-K for guidance.

　　　　You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Terence O'Brien

　　　　　　　　　　　　　　　　　　　　Terence O'Brien
　　　　　　　　　　　　　　　　　　　　Accounting Branch Chief